UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated December 4, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: December 4, 2006		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated December 4, 2006.

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Jean Fontana / Allison Malkin
(203) 682-8272 / (203) 682-8225

BIRKS & MAYORS REPORTS IMPROVED SECOND QUARTER FISCAL 2007 RESULTS

Montreal, Quebec. December 4, 2006 /BUSINESS WIRE/ — Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 68 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen weeks ended September 30, 2006 (“Second Quarter”). The Company noted that its current fiscal year, ending March 31, 2007 (“Fiscal 2007”) represents a 53-week period and compares to a 52-week period in Fiscal 2006. As a result, the first six months of Fiscal 2007 include 27 weeks versus the first six months of Fiscal 2006 that included 26 weeks.

For the Second Quarter of Fiscal 2007:

•	Net sales increased 4.8% to $54.5 million, from $52.0 million in the prior year period;

•	Comparable store sales increased 2%, as compared to a 14% increase in the prior year period;

•	Gross margin rose 250 basis points to 48.4% of net sales;

•	EBITDA increased 107% to $779,000;

•	Net loss was $3.6 million, or $0.32 per diluted share, as compared to a net loss of $2.9 million, or $0.40 per diluted share in the prior year period; and

•	Adjusted net loss excluding certain costs was $3.2 million, or $0.28 per diluted share, as compared to adjusted net loss of $3.6 million, or $0.49 per diluted share in the prior year period. (See Table 1 for a reconciliation of adjusted net loss to net loss for the Second Quarter.)

Thomas A. Andruskevich, President and Chief Executive Officer said, “We advanced our key initiatives, which generated improved second quarter results for Birks & Mayors. Sales were consistent with our expectations for a low single digit comparable stores sales increase. We successfully increased our penetration of distinctive jewelry and timepieces, and continued our vertical integration strategy, which drove a 250 basis point increase in gross margin and a significant increase in EBITDA, as compared to the prior year. We recognize that we face a difficult comparison in the upcoming holiday season, as comparable store sales increased 15% for the November and December holiday period last year. We remain confident in our strategies and our ability to generate sales and earnings growth in Fiscal 2007.”

For the Six Months Ended September 30, 2006:

•	Net sales increased 13.7% to $123.1 million, from $108.3 million in the prior year period; excluding one extra week in the first twenty-seven weeks of Fiscal 2007, net sales increased by approximately 10%;

•	Comparable store sales increased 6% after increasing 9% in the prior year period;

•	Gross profit margin rose 130 basis points to 48.1% of net sales;

•	EBITDA increased 59% to $4.0 million;

•	Net loss was $4.5 million, or $0.40 per diluted share, as compared to a net loss of $4.2 million, or $0.57 per diluted share in the prior year period; and

•	Adjusted net loss excluding certain costs was $3.7 million, or $0.33 per diluted share, as compared to a net loss of $5.7 million or $0.78 per diluted share in the prior year period. (See table 2 for a reconciliation of adjusted net loss to net loss for the year to date period)

Second Quarter Fiscal 2007 Results

For the thirteen weeks ended September 30, 2006, net sales increased 4.8%, or $2.5 million to $54.5 million, as compared to $52.0 million for the thirteen weeks ended September 24, 2005. Comparable store sales increased 2%, following a 14% rise during the same period last year, due to the successful expansion of the Company’s retail marketing strategies, which include raising the level of exclusive merchandise and enhancing brand awareness. Comparable store sales in the Company’s Canadian markets increased 3%, while comparable store sales in the Company’s U.S. markets grew 1%. Comparable store sales are measured on a constant exchange rate basis which excludes the impact of changes in foreign exchange rates while all dollar amounts are reported in U.S. Dollars. Also contributing to the increase in second quarter Fiscal 2007 net sales was approximately $1.9 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

Gross margin increased to 48.4% of sales from 45.9% of sales, a 250 basis-point improvement. Gross profit dollars increased $2.5 million to $26.4 million from $23.9 million in the prior year period. The improvement in gross margin resulted from ongoing execution of the Company’s retail and merchandising strategies aimed at increasing sales of higher margin merchandise that is designed and manufactured or sourced directly by the Company.

EBITDA was $779,000, as compared to $377,000 in the prior year second quarter, an improvement of $402,000, or 107%. The improvement in EBITDA during the quarter resulted primarily from gross margin expansion. Adjusted EBITDA was $811,000 in the Second Quarter of Fiscal 2007, as compared to an adjusted loss before interest, depreciation and amortization of $85,000 for the comparable period in Fiscal 2006. Adjusted EBITDA excludes approximately $32,000 of non-cash stock-based compensation expense in the second quarter of Fiscal 2007 and also excludes $462,000 of non-cash stock-based compensation income in the second quarter of Fiscal 2006. (See Table 1 for a reconciliation of EBITDA to adjusted EBITDA.)

Net loss was $3.6 million, or $0.32 per diluted share, as compared to a net loss of $2.9 million, or $0.40 per diluted share in the second quarter last year. Adjusted net loss excluding certain items was $3.2 million, or $0.28 per diluted share, as compared to a net loss of $3.6 million, or $0.49 per diluted share for the same period in the prior year. Adjusted net loss excludes certain items such as: (i) non-cash compensation expense (income) from both periods; (ii) accelerated depreciation expense in connection with the Company’s information technology systems implemented this summer in Canada; (iii) a write-off of certain leasehold improvements related to the downsizing of one of the Company’s stores, which should improve that location’s contribution; and (iv) a foreign exchange gain realized on convertible notes outstanding in the prior year period (See Table 1 below for a reconciliation to GAAP net loss to adjusted net loss.)

Table 1: Reconciliation of the Second Quarter GAAP Net Loss and EBITDA to Adjusted Net Loss and Adjusted EBITDA

In thousands, except per share amounts

	13-Weeks Ended September 30, 2006	13-Weeks Ended September 24, 2005
Net loss	$(3,597)	$(2,896)
Interest expense and other financial costs	2,524	1,955
Depreciation and amortization	1,852	1,318
Income taxes	—	—

EBITDA	779	377

Non-cash compensation expense (income)	32	(462)

Adjusted EBITDA	$811	$(85)

Net loss	$(3,597)	$(2,896)
Non-cash compensation expense (income)	32	(462)
Accelerated depreciation for information technology systems	156	—
Write-off of leasehold improvements for remodeled store	234	—
FX gain on convertible notes	—	(230)

Adjusted Net Loss	$(3,175)	$(3,588)

Shares	11,210	7,290
Adjusted loss per diluted share	$(0.28)	$(0.49)

To supplement the Company’s unaudited condensed consolidated financial statements presented in accordance with GAAP, the Company provides EBITDA and adjusted net loss, which are non-GAAP financial measures. EBITDA is defined as net loss plus the provision for income taxes, interest expense, and depreciation and amortization as presented in the Company’s Unaudited Condensed Consolidated Statement of Operations. EBITDA should not be considered as an alternative to operating income or net income (as determined in accordance with generally accepted accounting principles (GAAP)) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of our ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure, depreciation and amortization or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA may not, however, be comparable in all instances to other similar types of measures. The presentation of adjusted net loss should be considered in addition to the Company’s GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company believes that adjusted net loss is useful to investors to enhance the overall understanding of the Company’s current financial performance and to allow for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

For the Six-Months Ended September 30, 2006:

Net sales increased 13.7%, or $14.8 million to $123.1 million, as compared to $108.3 million for the six months ended September 24, 2005. The Company estimates that an extra week in the first six months of Fiscal 2007 increased net sales by approximately $4.3 million, as compared to the same period in the prior year. Comparable store sales increased 6%, driven primarily by a higher average unit retail. Comparable store sales in the Company’s Canadian markets increased 8%, while comparable store sales in the Company’s U.S. markets grew 5%. Also, contributing to the increase in the first six months of Fiscal 2007 net sales was approximately $4.5 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

EBITDA was $4.0 million for the first six months of Fiscal 2007, as compared to $2.5 million for the comparable period in Fiscal 2006, an improvement of $1.5 million, or 59%. The improvement in EBITDA during the current period resulted primarily from gross margin expansion and the impact of $4.3 million of additional sales and $1.0 million of additional operating expenses related to the extra week included in the twenty-seven week period ended September 30, 2006. Adjusted EBITDA was $4.1 million for the first six months of Fiscal 2007, as compared to $1.2 million for the comparable period in Fiscal 2006. Adjusted EBITDA excludes approximately $110 thousand of non-cash stock-based compensation expense for the first six months of Fiscal 2007 and also excludes $1.3 million of non-cash stock-based compensation income for the first six months of Fiscal 2006. (See Table 2 for a reconciliation of EBITDA to adjusted EBITDA.)

Net loss was $4.5 million, or $0.40 per diluted share for the first six months of Fiscal 2007, as compared to a net loss of $4.2 million or $0.57 per diluted share for the first six months of Fiscal 2006. Adjusted net loss was $3.7 million, or $0.33 per diluted share, as compared to a net loss of $5.7 million, or $0.78 per diluted share in the prior year period. Adjusted net loss excludes certain items such as: (i) non-cash compensation expense (income) in both periods, (ii) accelerated depreciation expense in connection with the Company’s information technology systems implemented this summer in Canada; (iii) a write-off of certain leasehold improvements related to the downsizing of one of the Company’s stores, which should improve that location’s contribution; and (iv) foreign exchange gain realized on convertible notes outstanding in the prior year period. (See Table 2 below for a reconciliation of GAAP net loss to adjusted net loss).

Table 2: Reconciliation of the First Six Months GAAP Net Loss and EBITDA to Adjusted Net Loss and Adjusted EBITDA

In thousands, except per share amounts

	27-Weeks Ended September 30, 2006	26-Weeks Ended September 24, 2005
Net loss	$(4,510)	$(4,184)
Interest expense and other financial costs	4,973	4,164
Depreciation and amortization	3,546	2,536
Income taxes	—	—

EBITDA	4,009	2,516

Non-cash compensation expense (income)	110	(1,346)

Adjusted EBITDA	$4,119	$1,170

Net loss	$(4,510)	$(4,184)
Non-cash compensation expense (income)	110	(1,346)
Accelerated depreciation for information technology systems	450	—
Write-off of leasehold improvements for remodeled store	234	—
FX gain on convertible notes	—	(170)

Adjusted Net Loss	$(3,716)	$(5,700)

Shares	11,209	7,294
Adjusted loss per diluted share	$(0.33)	$(0.78)

Business Outlook

The Company reiterated the following guidance on the business outlook for Fiscal 2007.

Comparable store sales are projected to increase in Fiscal 2007, however, at a more moderate rate of increase for the full year than realized in Fiscal 2006. Gross margins are planned to improve from the prior year through successful merchandising and retail strategies. These strategies include the continued emphasis on internally manufactured and distinctively designed products that are exclusive to Birks & Mayors.

The luxury retail market continues to be very competitive. In addition, factors such as: rising interest rates, tourism and mall traffic, the impact of changes in the real estate markets, (especially in the state of Florida), the equity markets, the general level of consumer confidence, and the increased cost of oil and commodity prices may have an influence on the realization of the Company’s sales and gross margin plans for Fiscal 2007.

Conference Call Information

A conference call to discuss second quarter Fiscal 2007 results is scheduled for today, December 4, 2006 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (800) 819-9193, or for all other International callers (913) 981-4911 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until December 11, 2006 and can be accessed by dialing (888) 203-1112 and entering pin number 1834005.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of December 4, 2006, the Company operated 39 stores (Birks Brand) across most major metropolitan markets in Canada and 29 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, continued growth in sales, earnings and improvement in gross margins. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended September 30, 2006	Thirteen Weeks Ended September 24, 2005
Net sales	$54,506	$52,018
Cost of sales	28,112	28,159

Gross profit	26,394	23,859

Selling, general and administrative expenses	25,615	23,482
Depreciation and amortization	1,852	1,318

	27,467	24,800

Operating loss	(1,073)	(941)

Interest and other financial costs	2,524	1,955

Loss before income taxes	(3,597)	(2,896)
Income taxes	—	—

Net loss	$(3,597)	$(2,896)

Weighted average shares outstanding:
Basic and diluted	11,210	7,290

Loss per share:
Basic and diluted	$(0.32)	$(0.40)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Twenty-seven Weeks Ended September 30, 2006	Twenty-six Weeks Ended September 24, 2005
Net sales	$123,063	$108,257
Cost of sales	63,845	57,573

Gross profit	59,218	50,684

Selling, general and administrative expenses	55,209	48,168
Depreciation and amortization	3,546	2,536

	58,755	50,704

Operating income (loss)	463	(20)

Interest and other financial costs	4,973	4,164

Loss before income taxes	(4,510)	(4,184)
Income taxes	—	—

Net loss	$(4,510)	$(4,184)

Weighted average shares outstanding:
Basic and diluted	11,209	7,294

Loss per share:
Basic and diluted	$(0.40)	$(0.57)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 30, 2006	September 24, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$2,496	$2,324
Accounts receivable	9,674	8,976
Inventories	175,386	152,837
Other current assets	6,125	2,971

Total current assets	193,681	167,108

Property and equipment	34,298	31,939
Goodwill and other intangible assets	30,241	15,908
Other assets	1,473	2,975

Total non-current assets	66,012	50,822

Total assets	$259,693	$217,930

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank indebtedness	$117,169	$105,392
Accounts payable	46,687	32,797
Accrued liabilities	9,753	10,673
Current portion of long-term debt	1,644	3,311

Total current liabilities	175,253	152,173

Long-term debt	17,432	16,877
Convertible Notes	—	5,000
Other long-term liabilities	3,708	4,528

Total long-term liabilities	21,140	26,405

Convertible Preferred Stock	—	5,050

Stockholders’ Equity:
Common stock	60,455	36,364
Additional paid-in capital	16,012	15,231
Accumulated deficit	(12,558)	(17,944)
Accumulated other comprehensive (loss) income	(609)	651

Total stockholders’ equity	63,300	34,302

Total liabilities and stockholders’ equity	$259,693	$217,930